

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 28, 2009

Via U.S. Mail

Mr. Henry E. Gemino
Chief Executive Officer
Profile Technologies, Inc.
2 Park Avenue, Suite 201
Manhasset, NY   11030

      RE: Profile Technologies, Inc.
             Form 10-KSB for fiscal year ended June 30, 2008
             Filed September 25, 2008
             File No. 0-29196

Dear Mr. Gemino:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Kevin L. Vaughn
                Accounting Branch Chief